
June 19, 2013

Via E-mail
Ray E. Winborne
Executive Vice President and Chief Financial Officer
First Data Corporation
5565 Glenridge Connector, N.E., Suite 2000
Atlanta, GA 30342

> **Re:** **First Data Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 001-11073**

Dear Mr. Winborne:

We have reviewed your letter dated May 24, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

1.	In your response to prior comment 4 you indicate that the investments classified as settlement assets represent funds received for unsettled payment instrument transactions (settlement obligations), in most instances where the instrument has been issued but not yet cashed. Considering the relatively long durations of some of your investments, please describe for us your process and policies for investing funds for unsettled payment instruments and how you manage matching durations between settlement assets and obligations.

2.   In your response to prior comment 4 you indicate due to their unique nature, the sales of the investments referred to in this disclosure do not generate cash flows from investing activities as contemplated by ASC 230-10-45-12. Despite the fact that these investments are classified as settlement assets, please tell us what consideration was given to the fact that these appear to represent investment activities on the company's behalf presumably with the goal of deriving interest income and/or gain on investment.

Note 13: Stock Compensation Plans, page 97

3.   We note your description of voluntary and involuntary terminations in your response to prior comment 5. Please describe for us the repurchase provisions in cases of retirement and describe your analysis regarding the service period and timing of compensation expense recognition.

Note 14: Employee Benefit Plans

Defined Benefit Plans, page 100

4.   We note your response to prior comment 9. Based on the information provided, which shows differences between the U.S. Plan and U.K. Plan of a whole percent in some cases and that the rate of compensation increase is not applicable for the U.S. Plan but applicable for the U.K. Plan, it appears that there are significant differences in the assumptions used for your U.S. and U.K. Plans. In light of these apparently significant differences and the significance of the U.K. Plan benefit obligation relative to the total benefit obligation, please tell us what consideration was given to providing pension disclosures required by ASC 715-20-50-1 separately for your U.S. and foreign plans. Please refer to ASC 715-20-50-1.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief